

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 12, 2007

John H. Pelusi, Jr.
Chief Executive Officer
HFF, Inc.
429 Fourth Avenue, Suite 200
Pittsburgh, PA 15219

Re: **HFF, Inc.**
        Amendment No. 4 to Form S-1
        Filed on January 8, 2007
        File No. 333-138579

Dear Mr. Pelusi:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Principal Stockholders, page 80

1.   We note your disclosure on page 81 in note (d) to the table and that you have not included in Mr. Pelusi's beneficial ownership total the shares beneficially owned by HFF Holdings LLC, of which Mr. Pelusi is managing member. Also indicate whether Mr. Pelusi has investment power over those securities, and, if he does, include the securities in your calculation of his beneficial ownership (any disclaimer of beneficial ownership could be reflected in a footnote to the table). Provide similar indication regarding other members of HFF Inc. management that are also members of HFF Holdings LLC's operating committee.

Underwriting, page 96

2.   We note your response to prior comment 30 from our December 6, 2006 letter and paragraph 10(a)(2) of the form of underwriting agreement. Tell us in your response letter why the shares offered through the directed share program are being offered on a firm commitment basis. It would appear that, as a result of the indemnification provisions, the underwriter is not at risk for the shares sold through the directed share program following the closing of the offering.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: James A. Lebovitz, Esq. (via facsimile)
        Dechert LLP